Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

May 18, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: John M. Ganley, Division of Investment Management

Re:       Market Vectors ETF Trust (the “Trust”)

(File Nos. 333-123257 and 811-10325)

Dear Mr. Ganley:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
708	5/17/12	485BPOS	0000930413-12-003156

The Amendment relates to Market Vectors Nigeria-Focused West Africa ETF. The Trust believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors, as contemplated by Rule 477(a), because incorrect amendment numbers and filing date were inadvertently included in the Amendment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez

Laura I. Martinez

Assistant Vice President and Assistant Secretary